UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
COMMISSION FILE NUMBER: 0-20979
CUSIP NUMBER: 456314103
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For the Period Ended: June 30, 2019

[ ]    Transition Report on Form 10-K

[ ]    Transition Report on Form 20-F

[ ]    Transition Report on Form 11-K

[ ]    Transition Report on Form 10-Q

[ ]    Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Industrial Services of America, Inc.

Full Name of Registrant

______________________________

Former Name if Applicable

7100 Grade Lane

Address of Principal Executive Office (Street and Number)

Louisville, Kentucky 40213

City, State and Zip Code

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PART II - RULES 12-b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

[ x ] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Industrial Services of America, Inc. (the “Company”) is unable to timely file with the Securities and Exchange Commission (the “Commission”) its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019 because the compilation, dissemination, review and finalization of the information required to be presented in the report could not be completed within the prescribed time period without unreasonable effort or expense.  As previously reported, in September 2018, the Company’s Board of Directors formed a special committee to evaluate growth and strategic options.  The Company’s management has devoted substantial attention to the efforts and process of the special committee, including preparation of materials for the special committee.  As a result of the increased burdens on the Company’s management and accounting staff, which require additional time to finalize financial statement amounts and disclosures necessary for the completion of the financial statements to be included in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, the Company is unable to file the Form 10-Q within the prescribed time period without unreasonable effort or expense.

The Company expects to file the Quarterly Report on Form 10-Q within five calendar days of its prescribed due date.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Todd L. Phillips            (502)                366-3452

      (Name)              (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss for the second quarter of 2019 was $1.4 million compared to net income of $0.8 million for the same period of 2018.  Net loss for the six month period ended June 30, 2019 was $1.9 million compared to net income of $0.8 million for the same period of 2018.  These weakened operating results were primarily driven by market conditions that were less favorable during the three-month and six-month periods ended June 30, 2019 compared to the same periods of 2018. Many of the commodities that we buy and sell experienced strong and rapid price weakening during the first half of 2019, in particular during the second quarter of 2019. The average selling prices ("ASP")  for both ferrous and non-ferrous were substantially lower during the six month period ended June 30, 2019 compared to the same period of 2018. These unfavorable market conditions were primarily driven by substantially lower mill demand during the second quarter of 2019. Mills were reacting to ongoing international trade disputes, as well as higher than required inventory levels; many mills substantially lowered their buy programs or temporarily idled mills for maintenance to lower inventory levels and de-risk their exposure to the trade disputes.

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on the Company’s current expectations and involve risks and uncertainties that could cause actual results and events to differ materially from those described in the statements. The words “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward looking statements. Factors that could cause results to differ materially from current expectations include those referenced in the Company’s Form 10-K for the year ended December 31, 2018 or subsequent SEC filings. You should not place undue reliance on these forward-looking statements.

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Industrial Services of America, Inc.

(Name of Registrant as Specified in Charter)

Industrial Services of America, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2019	By:	/s/ Todd L. Phillips
Todd L. Phillips
President, Chief Executive Officer and Chief Financial Officer